787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 3, 2012

VIA EDGAR AND E-MAIL

Matthew Crispino

Staff Attorney

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C. 20549-0405

Re:          Wave Systems Corp.

Registration Statement on Form S-3/A Filed

Filed on December 13, 2011

Dear Mr. Crispino:

On behalf of Wave Systems Corp (“Wave”), attached hereto for filing is an amended Form S-3 which has been revised to reflect the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form S-3/A filed on December 13, 2011 (the “Form S-3”). Set forth below are the responses of Wave to the comments of the Staff contained in your letter, dated December 21, 2011, to Mr. Steven K. Sprague.

Selling Stockholders, page 9

1.                                       Comment:  Footnotes two through five contain disclaimers of beneficial ownership except to the extent of pecuniary interest.  Beneficial ownership is not determined on the basis of pecuniary interest.  See Rule 13d-3(a).  To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and revise to disclose who has voting and/or dispositive power over the disclaimed shares.  For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Exchange Act Rule 13d-4 permits any person to expressly declare in such person’s Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is the beneficial owner of the securities covered by such statement.

Response:  We have revised the last sentence of footnotes (2), (5), (6), (7), (8), (9) and (10) on page 10 of the Form S-3 to remove the disclaimers of beneficial ownership.  We have instead provided disclaimers of economic interest except to the extent of any pecuniary interest in the entities that the relevant person(s) manages.

Incorporation of Certain Documents by Reference, page 17

2.                                       Comment:  Please revise to include the date in which the Form 10-Q for the quarterly period ended September 30, 2011 was filed.

Response:  We have revised page 17 of the Form S-3 to include the date on which the Form 10-Q for the quarterly period ended September 30, 2011 was filed.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Should members of the Staff have any questions or require any additional information, they should call the undersigned at (212) 728-8274.

Very truly yours,

/s/ David B. Cosgrove

David B. Cosgrove

cc:           Steven K. Sprague, Wave Systems Corp.

Neil W. Townsend, Esq.

Enclosures